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SEC FILE NUMBER
0-26020

CUSIP NUMBER
25383A 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Digital Angel Corporation
Full Name of Registrant

Former Name if Applicable

300 State Street, Suite 214
Address of Principal Executive Office (Street and Number)

New London, CT 06320
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The following reasons contributed to cause Digital Angel Corporation to be unable to complete on a timely basis the audit of its financial statements and file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed time: (i) cash constraints caused by uncertainty related to the release of escrowed funds from the sale of the Company’s former animal identification business; (ii) staffing conflicts due to the sale of its radio communications unit, which was sold in a management buyout on March 1, 2013; (iii) staffing conflicts due to the liquidation of its subsidiary, Signature Industries Limited, which began on March 3, 2013; and (iv) other uncertainties surrounding the Company’s current business operations.  These issues resulted in the delay of the audit of Digital Angel’s financial statements for the year ended December 31, 2012.   As soon as the last of these issues is resolved and the audit is resumed and completed Digital Angel intends to file its Form 10-K.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lorraine M. Breece	651	900-0776
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will be reporting its radio communications business as discontinued operations for all periods presented.  Therefore, its results from continuing operations will consist of development expenses associated with its mobile game applications business, which began in late August 2012, as well as selling, general and administrative, and severance expenses.  Therefore, the Company will not report any revenue from continuing operations.  Its net loss from continuing operations is presently expected to be approximately $2.4 million and $5.6 million for the years ended December 31, 2012 and 2011, respectively.  The Company’s estimated net losses from continuing operations as presented herein are preliminary and subject to change and should not be relied on.

Digital Angel Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2013	By	/s/ Lorraine M. Breece
Lorraine M. Breece
Chief Financial Officer